

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2009

Mr. Michael Lee
Secretary & Director
Microelectronics Technology Company
8th floor, MeiLinDaSha, Ji 2
GongTi Road, East
Beijing, China 10027

>   **Re: Microelectronics Technology Company**
>   **Form 8-K Filed December 7, 2009**
>   **File No. 001-32984**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note you have changed the name of your company as well as your company's SIC Code. It does not appear that your EDGAR account has been updated accordingly. For additional information, please refer to the Division of Corporation Finance's webpage regarding updating EDGAR filer information at http://www.sec.gov/info/edgar/cfedgarguidance.htm. You can update your information by logging onto https://www.edgarfiling.sec.gov (after logging in, select "Retrieve / Edit Data" and then select "Company Information"). You can

also obtain EDGAR support by calling (202) 551-8900 and selecting option #2. In your response to this comment, please confirm to us that you either have made or intend to make the necessary changes.

Form 8-K Filed December 7, 2009

2.   We note you disclose there were no disagreements with your former auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure "for the audits of the fiscal years ending June 30, 2009 and 2008." Please note that Item 304(a)(iv) of Regulation S-K required you disclose whether there have been any such disagreements for the two most recent fiscal years and any subsequent interim period preceding their dismissal. Please expand your disclosure to also address the subsequent interim period. In conjunction with your amendment, please also obtain and file an updated letter from your former auditor pursuant to Item 304(a)(3).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief